ACCOUNTANTS' CONSENT

The Board of Directors
Provident Energy Ltd.

We consent to the use of our report dated April 27, 2004 to the directors of Viracocha Energy Inc. on the consolidated balance sheets of Virachoca Energy Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended which report appears in the Renewal Annual Information Form of Provident Energy Trust dated March 30, 2005 and in the Annual Report on From 40-F of Provident Energy Trust for the fiscal year ended December 31, 2004.

(Signed) KPMG LLP

Chartered Accountants
Calgary, Canada

March 30, 2005